UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA  19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN Financial Statements and Supplemental Schedule December 31, 2006 and 2005

CIGNA 401(k) PLAN TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500 Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	13

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the CIGNA 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 25, 2007

CIGNA 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2006	2005
	(In thousands)
Assets

Investments, at fair value (see Notes 4 and 5)	$2,513,687	$2,399,159

Employer contributions receivable	12,164	9,681

Dividends receivable	74	84

Net assets available for benefits, at fair value	2,525,925	2,408,924

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	12,380	9,499

Net assets available for benefits	$2,538,305	$2,418,423

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2006	2005
	(In thousands)
Investment income

Net appreciation in fair value
of investments (see Note 4)	$187,076	$169,679

Interest	51,674	50,751

Dividends	318	311

Net investment income	239,068	220,741

Contributions

Employee contributions	97,571	94,907

Employer contributions	41,574	39,723

Rollover contributions	12,602	5,074

Total contributions	151,747	139,704

Benefits paid to participants	(272,092)	(215,764)

Net increase	118,723	144,681

Transfers from other plans	1,159	-

Net assets available for benefits

Beginning of year	2,418,423	2,273,742

End of year	$2,538,305	$2,418,423

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the CIGNA 401(k) Plan Summary Plan Description and Prospectus.  Generally, all U.S.-based employees of CIGNA Corporation (CIGNA) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Corporate Benefit Plan Committee (Committee) is the primary Plan fiduciary.  The Committee comprises several members of CIGNA's management.  The Committee delegates responsibility for administration of the Plan to the Plan Administrator, a CIGNA employee, and for most financial management responsibility to CIGNA's Chief Financial Officer (CFO).  The Plan Administrator and CFO, in turn, have contracted with Prudential Retirement Insurance and Annuity Company (PRIAC) for most administrative, recordkeeping and asset management functions.   A group of CIGNA financial and benefits management employees monitors the Plan’s investment objectives and performance of the Plan’s investment options.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract (see Note 6); the CIGNA Stock Fund that invests in CIGNA common stock; and pooled separate accounts that invest in a variety of underlying funds.  The Plan also provides several custom fund investment options that combine the Fixed Income Fund and pooled separate accounts.  Participants may transfer assets among the investment options, subject to certain restrictions.  See Note 3 and Note 4 for additional information.

Employee Contributions

The Plan permits participants to make tax-deferred contributions by payroll deduction, up to the lesser of 25% of the participant’s eligible earnings or the annual dollar limit set by the Internal Revenue Service (IRS).  To comply with nondiscrimination requirements of the Internal Revenue Code (IRC), the Plan administrator currently limits the contribution percentage of highly compensated employees to 10% of eligible earnings.  Tax-deferred contributions are referred to as "employee contributions."  Employee contributions may be invested in any combination of investment options offered by the Plan.  Employee contributions are subject to certain other IRC limitations.

A participant who attains age 50 before the end of a plan year may qualify to make additional tax-deferred contributions (called catch-up contributions) for that year, up to the lesser of 25% of eligible earnings or the annual dollar limit set by the IRS.  Catch-up contributions are subject to certain limitations to comply with the IRC.

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Employer Contributions

Participants who have completed one year of eligible service may receive employer-matching contributions.  The Plan provides for two kinds of matching contributions – a regular match and a variable match.  These matching contributions are collectively referred to as "employer contributions."

The regular matching contribution is an automatic contribution that is equal to 50% of a participant’s employee contributions that do not exceed 6% of the participant’s eligible earnings.  Any employee contributions in excess of 6% of a participant’s eligible earnings are not matched by CIGNA.  Catch-up contributions are not matched by CIGNA.  For most participants, half of the regular matching contributions are invested in the CIGNA Stock Fund.  Any matching contributions that are not required to be invested in the CIGNA Stock Fund are invested automatically in the same manner as employee contributions.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings and is automatically invested in the CIGNA Stock Fund.  For the years ending December 31, 2006 and 2005, the variable matching contributions were approximately $12.2 million and $9.7 million, respectively.

Effective March 2005, the Plan was amended to allow participants to transfer any automatically-invested (i.e. nonparticipant-directed) employer contributions and related investment results, out of the CIGNA Stock Fund and into any other Plan investment option at any time, subject to any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the employer contribution and b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employee contributions and related investment earnings are fully vested at all times.  Employer contributions and related investment earnings vest 20% for each year of vesting service and are fully vested after five years.  Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year period.  Early vesting rules may apply upon joining the Plan if the participant was previously employed by a CIGNA company or had an account in certain plans that have since merged into the Plan.  Employer contributions and

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

related investment earnings are fully vested upon an employee’s attainment of age 65, death or total and permanent disability.  Full vesting would also occur if a participating CIGNA company is sold and does not maintain a successor plan, if CIGNA discontinues matching contributions or if the Plan is terminated.

Forfeitures

Upon termination of a participant’s employment, unvested employer contributions and related investment earnings are forfeited.  Forfeited amounts are used to reduce future employer contributions.  In 2006 and 2005, employer contributions were reduced by forfeited amounts of approximately $2.4 million and $1.4 million, respectively.

Participant Loans

The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined.  Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant’s account balance.

Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  On termination of employment due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If a vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to a Prudential Bank & Trust Individual Retirement Account (IRA).  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA. To the extent amounts are invested in the CIGNA Stock Fund, a participant may elect to receive such amounts in shares of CIGNA common stock.

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Plan Expenses

The investment results of all funds except for the CIGNA Stock Fund are net of management fees, investment expenses, risk charges and administrative costs charged by PRIAC.  Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Plan Trustee

As of December 31, 2006 and 2005, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

Note 2- Plan Mergers

During 2005, CIGNA acquired Choicelinx and Managed Care Consultants of Nevada, (MCC).  During March 2006, approximately $1.2 million of assets transferred from Choicelinx and MCC Plan accounts in connection with Plan mergers.  Former participants of Choicelinx or MCC 401(k) Plans now have CIGNA 401(k) accounts and are covered by the terms and provisions of the CIGNA 401(k) Plan.

Note 3 - Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) effective for reporting periods after December 15, 2006, investment contracts held by a defined contribution plan are required to be reported at fair value.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts.  The adjustment of the fully benefit-responsive investment contracts from fair value to contract value is separately disclosed on the Statement to determine net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Available for Benefits is prepared on a contract value basis.  Prior year information has been reclassified to conform to this presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  For example, management considers the valuation of investments to be a critical accounting estimate (see below).  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Plan investments are reported at fair value.  The fair value of CIGNA common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.   Participant loans are valued at their outstanding balances, which approximate fair value.  PRIAC determines the estimated fair value of the Fixed Income Fund by approximating the market value of the underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

Note 4– Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	As of
	December 31,
	2006	2005
	(In thousands)
Fixed Income Fund (contract interest rate: 4.60% and 4.45%, respectively)	$1,105,798	$1,138,475
CIGNA Stock Fund* (2,952,806 and 3,330,625 shares, respectively)	$388,501	$372,031
Dryden S&P 500 Index Fund	$231,414	$212,269

*Includes nonparticipant-directed investments (See Note 5)

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the Years Ended December 31,
	2006	2005
	(In thousands)
CIGNA common stock	$61,397	$110,939
PRIAC pooled separate accounts and custom funds	125,679	58,740
Net appreciation	$187,076	$169,679

Note 5 - Nonparticipant-Directed Investments

The following presents information about the nonparticipant-directed investments representing automatically-invested employer contributions and related investment results and the significant components of the changes therein. (See Note 1 for additional information):

	As of
	December 31,
	2006	2005
	(In thousands)
Investment:
CIGNA Stock Fund	$137,311	$126,028

	For the Years Ended December 31,
	2006	2005
	(In thousands)
Changes in investment:
Contributions	$21,932	$19,456
Dividends and interest	528	345
Net appreciation in fair value of investments	19,994	37,954
Benefits paid	(13,431)	(11,466)
Loan activity (net of repayments)	(1,050)	(1,956)
Net transfers to participant-directed investments	(16,690)	(18,929)
Net increase	$11,283	$25,404

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated earnings that are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest rate may be changed at any time (may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator. PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.  Average yields for the Fixed Income Fund are as follows:

	2006	2005

Average earnings yield	4.90%	4.84%
Average crediting rate yield	4.65%	4.49%

A plan sponsor initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value within 90 days of termination. In this instance contract value would be paid over time, or at the plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such event is probable.

Note 7 - Tax Status

The IRS has determined and informed CIGNA by a letter dated August 11, 2003 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC.  The Plan has been amended since receiving the determination letter and on January 29, 2007, CIGNA requested a new determination letter.  Management believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Note 8 - Related Party Transactions

The CIGNA Stock Fund invests in CIGNA common stock.  During the year ended December 31, 2006, the Plan purchased shares of CIGNA common stock for approximately $61.8 million and sold shares of CIGNA common stock for approximately $106.8 million, and experienced net appreciation of approximately $61.4 million.  During the year ended December 31, 2005, the Plan purchased shares of CIGNA common stock for approximately $51.8 million, sold shares of CIGNA common stock for approximately $97.9 million, and experienced net appreciation of approximately $110.9 million.

CIGNA 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10 – Subsequent Event

On April 25, 2007, CIGNA's Board of Directors approved a three-for-one stock split (in the form of a stock dividend) of CIGNA's common shares.  The additional shares of common stock were distributed on June 4, 2007 to shareholders of record as of the close of business on May 21, 2007.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2006
(In thousands)

	Identify of issue, borrower,		Current
	lessees or similar party	Description	Value
*	PRIAC Fixed Income Fund (contract interest rate: 4.60%)	General Account Contract	$1,105,798

*	CIGNA Stock Fund	Common Stock	388,501
	CIGNA common stock (cost, $210,610)

*	PRIAC Dryden S&P 500 Index Fund	Pooled Separate Account	231,414

*	PRIAC Small Cap Value / Mellon Equity Associates Fund	Pooled Separate Account	80,718
	(formerly: Small Cap Value / Perkins, Wolf, McDonnell Fund)

*	PRIAC Large Cap Growth / Goldman Sachs Fund	Pooled Separate Account	80,357

*	PRIAC Small Cap Growth / TSCM Fund	Pooled Separate Account	78,846

*	PRIAC Barclays Extended Equity Market Index Fund	Pooled Separate Account	66,925

*	PRIAC Mid Cap Value / Wellington Mgmt Fund	Pooled Separate Account	61,569

*	PRIAC International Blend / Boston Co. Fund	Pooled Separate Account	55,758

*	PRIAC Large Cap Value / Wellington Mgmt Fund	Pooled Separate Account	50,065

*	PRIAC Mid Cap Blend / New Amsterdam Partners Fund	Pooled Separate Account	45,884

*	PRIAC State Street Global Adv EAFE Index	Pooled Separate Account	45,131
	(formerly: SSGA Daily EAFE SL Series - CL T Fund)

*	PRIAC Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	30,097

*	PRIAC International Growth / Artisan Partners Fund	Pooled Separate Account	28,491

*	PRIAC High Yield Bond / Caywood-Scholl Fund	Pooled Separate Account	25,743

*	PRIAC CIGNA Custom 40 Fund:
	PRIAC Fixed Income Fund		7,109
	PRIAC International Blend / Boston Co. Fund		2,742
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,625
	PRIAC Small Cap Growth / TSCM Fund		1,015
	PRIAC International Growth / Artisan Partners Fund		305
	PRIAC Large Cap Growth / Wellington Mgmt. Fund		2,437
	PRIAC Large Cap Value / Wellington Mgmt Fund		2,031
	PRIAC Mid Cap Growth / Artisan Partners Fund		1,016
	PRIAC Mid Cap Value / Wellington Mgmt Fund		812
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		1,219
	Total CIGNA Custom 40 Fund	Custom Fund	20,311

*	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund	Pooled Separate Account	17,390

*	PRIAC CIGNA Custom 50 Fund:
	PRIAC Fixed Income Fund		7,819
	PRIAC International Blend / Boston Co. Fund		2,085
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,043
	PRIAC Small Cap Growth / TSCM Fund		695
	PRIAC International Growth / Artisan Partners Fund		347
	PRIAC Large Cap Growth / Wellington Mgmt. Fund		1,738
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,564
	PRIAC Mid Cap Growth / Artisan Partners Fund		695
	PRIAC Mid Cap Value / Wellington Mgmt Fund		521
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		869
	Total CIGNA Custom 50 Fund	Custom Fund	17,376

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2006
(In thousands)

	Identify of issue, borrower,		Current
	lessees or similar party	Description	Value
*	PRIAC CIGNA Custom 30 Fund:
	PRIAC Fixed Income Fund		4,598
	PRIAC International Blend / Boston Co. Fund		2,069
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,226
	PRIAC Small Cap Growth / TSCM Fund		766
	PRIAC International Growth / Artisan Partners Fund		383
	PRIAC Large Cap Growth / Wellington Mgmt. Fund		1,993
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,686
	PRIAC Mid Cap Growth / Artisan Partners Fund		920
	PRIAC Mid Cap Value / Wellington Mgmt Fund		613
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		1,073
	Total CIGNA Custom 30 Fund	Custom Fund	15,327

*	PRIAC CIGNA Custom 20 Fund:
	PRIAC Fixed Income Fund		2,509
	PRIAC International Blend / Boston Co. Fund		2,216
	PRIAC Small Cap Value / Mellon Equity Associates Fund		1,129
	PRIAC Small Cap Growth / TSCM Fund		752
	PRIAC International Growth / Artisan Partners Fund		418
	PRIAC Large Cap Growth / Wellington Mgmt. Fund		1,756
	PRIAC Large Cap Value / Wellington Mgmt Fund		1,630
	PRIAC Mid Cap Growth / Artisan Partners Fund		753
	PRIAC Mid Cap Value / Wellington Mgmt Fund		502
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		878
	Total CIGNA Custom 20 Fund	Custom Fund	12,543

*	PRIAC Large Cap Growth / Wellington Mgmt. Fund	Pooled Separate Account	10,942

*	PRIAC CIGNA Custom 60 Fund:
	PRIAC Fixed Income Fund		4,382
	PRIAC International Blend / Boston Co. Fund		472
	PRIAC Small Cap Value / Mellon Equity Associates Fund		270
	PRIAC Small Cap Growth / TSCM Fund		135
	PRIAC International Growth / Artisan Partners Fund		135
	PRIAC Large Cap Growth / Wellington Mgmt. Fund		404
	PRIAC Large Cap Value / Wellington Mgmt Fund		404
	PRIAC Mid Cap Growth / Artisan Partners Fund		202
	PRIAC Mid Cap Value / Wellington Mgmt Fund		135
	PRIAC Large Cap Value / Aronson+Johnson+Ortiz Fund		202
	Total CIGNA Custom 60 Fund	Custom Fund	6,741

*	Participant Loans (interest rate: 3.44% to 8.97%; maturities 2007-2016)	Participant Loans	37,760

	Total assets held for investment purposes		$2,513,687

*	indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 27, 2007	By:	/s/ John Arko
John Arko
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.